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July 31, 2012

VIA EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          Yamana Gold Inc.

Form 40-F for Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 001-31880

Dear Ms. Jenkins:

On behalf of our client, Yamana Gold Inc. (the “Company”), we hereby acknowledge receipt of the comment letter dated July 18, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 40-F (the “Form 40-F”).

On behalf of the Company, we submit this letter in response to the Comment Letter based on information and instructions received from officers of the Company.  For ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by the Company’s responses.

Form 40-F for Fiscal Year Ended December 31, 2011

Exhibit 99.3 – Notes to Consolidated Financial Statements

Note 2 – Basis of Consolidation and Presentation, page 8

(a) Statement of Compliance, page 8

1.                                      Please provide us with the date you used to determine which IFRS accounting policies to apply.  Please refer to the guidance in paragraphs 7 and 8 of IFRS 1.

Response:

The accounting policies used in the Company’s opening IFRS statement of financial position and throughout all periods presented in its 2011 consolidated financial statements for fiscal year ended December 31, 2011, included as Exhibit 99.3 to the Form 40-F (the “consolidated financial statements”) comply with each IFRS effective at December 31, 2011, which was the end of the Company’s first IFRS reporting period as required by IFRS 1.

Note 5 to the consolidated financial statements states that “Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2011.”  The Company respectfully submits that implicit in such disclosure is that IFRSs effective as at December 31, 2011 were applied.

In the future, the Company will provide a statement regarding the date it uses to determine which IFRS accounting policies to apply in its annual disclosures substantially as follows: “These consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of [date].”

Note 3 – Significant Accounting Policies, page 9

(d) Property, Plant and Equipment, page 10

ii. Exploration, Evaluation Assets and Depletable Producing Properties, page 11

2.                                      We note your disclosure on page 10 of Exhibit 99.3 of your 2010 Form 40-F that under Canadian GAAP you used proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves to calculate deletion under the units of production method.  We note your disclosure here that under IFRS you use proven and probable reserves of the mine or the portion of mineralization expected to be classified as reserves that directly benefit from the specific stripping activity.  Provide us with a comprehensive analysis between Canadian GAAP and IFRS with respect to the use of other than proven and probable reserves to determine the useful life of some of your mines.  Please also explain why proven and probable reserves were used for those mines under Canadian GAAP but not under IFRS.

Response:

The word “and” was intended for the Company’s accounting policy statement with respect to depletion calculation, and the word “or” was a typographical error in the consolidated financial statements.  The Company will make the appropriate correction in future disclosures of this policy.  The correct description of the Company’s accounting policy with respect to the calculation of depletion is:

“Depletion of mining properties and amortization of preproduction and development costs are calculated and recorded on the unit-of-production basis over the proven and probable reserves of the mine and the portion of mineralization expected to be converted to reserves.”

The basis of depletion calculation over the proven and probable reserves of the mine and the portion of mineralization expected to be converted to reserves under IFRS is the same as the basis under Canadian GAAP.  The Company did not change the calculation of depletion for any of its existing mines upon adoption of IFRS.

The Company makes reference to paragraph 60 of IAS 16 – Property, Plant and Equipment: “The depreciation method used shall reflect the pattern in which the asset’s future economic benefits are expected to be consumed by the entity.”  The Company also makes reference to paragraph 31 of CICA Handbook, Section 3061 – Property, Plant and Equipment: “Different methods of amortizing an item of property, plant and equipment result in different patterns of charges to income.  The objective is to provide a rational and systematic basis for allocating the amortizable amount of an item of property, plant and equipment over its estimated life and useful life.”  Based on the above noted guidance, the Company does not believe there is a difference between the requirements of Canadian GAAP and IFRS with respect to the use of proven and probable reserves and a portion of the mineralization expected to be converted to reserves to determine the depletion, depreciation or amortization denominator of the Company’s mines.

The inclusion of certain resources may be appropriate when there is a high degree of confidence as to the conversion of resources to reserves and when proven and probable reserves do not provide a realistic indication of the remaining useful life of the mine and the related assets.

The portion of mineralization or mineral resources expected to be converted to mineral reserves is estimated by the qualified persons of the Company.  The depletion of the Company’s mining properties reflects the expected useful life of the mineral properties in accordance with IAS 16, Property, Plant & Equipment, and the expected future economic benefit of the assets to be consumed by the Company.  The depletion takes into account management’s experience with similar assets and mineral properties, the expected useful life of an item of property, plant and equipment, the expected mine life of a mineral asset, the proven and probable reserves and the portion of mineralization expected to be converted to reserves and the estimated residual value of the asset, and is reviewed annually to ensure that the depletion base remains appropriate.

iii. Assets Under Construction, page 11

3.                                      We note your disclosure that you cease capitalization of costs at the time a mine has reached commercial production.  You further define commercial production on page 11 “as the date a mine has reached a significant portion of planned capacity, production levels, grades and recovery rates are achieved at a sustainable level, achievement of mechanical completion and operating effectiveness, significant milestones such as obtaining necessary permits and production inputs are achieved to allow continuous and sustainable operations and positive and sustainable cash flows.  Please explain in greater detail how your accounting policy, which appears to rely in reaching certain levels of profitability, complies with paragraphs 17(e), 20 and 21 of IAS 16.  We note that IAS 16 appears to focus on the ability of the asset to function properly rather than the ability to function at levels that meet management’s profitability targets.

Response:

Consistent with IAS 16 – Property, Plant and Equipment, paragraph 17(e), it is the Company’s policy to capitalize the directly attributable costs, including costs of testing of individual components as well as the mechanism of integration, after deducting the net proceeds from selling any metals produced, in bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

These development costs are typically capitalized until the asset is “available for use” (that is, when commercial levels of production are capable of being achieved).  However, as stated above, development costs can only be capitalized if they are directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in a manner intended by management, in accordance with paragraph 20 of IAS 16.

Prior to the commencement of commercial production, commissioning activities are conducted to ensure sufficient information is collected to enable management to determine the sustainability of the newly-built mines (that is, to determine that the asset is capable of operating in a manner intended by management).  The cut-off point between development activity and production activity is determined by whether the asset is “available for use”, which for mining entities is when certain levels of production are achieved and mining and processing operational levels are achieved in relation to the design parameters. The assessment is conducted on the basis of the Company’s framework to identify operational commissioning and the parameters for commercial production, including achievement of a significant portion of planned capacity for the mine and mill, production levels, grades and recovery rates at or near expected levels, mechanical completion and operating effectiveness, significant milestones such as obtaining necessary permits and production input.

Assessment of sustainability also addresses the capacity of the new mine in dealing with the inherent risks associated with conducting foreign operations, such as resource nationalization; exchange control by governments; military repression; war or civil war; social and labour unrest, etc.  The Company’s mining and exploration properties in developing countries, such as Argentina, Brazil, Chile, Mexico and Colombia, are exposed to the socioeconomic conditions as well as the laws governing the mining industry in those countries.  Positive cash flow is not the sole consideration of commercial production, it is a result of the factors considered in the assessment and an indicator of whether the commissioning mine has reached the minimum level of a self-sustained unit capable of operating as a going concern in the social, economic and political environments of the countries mentioned above.

The Company takes into consideration all the above noted criteria and the passage of time when establishing a framework with respect to the determination of commercial production.  The parameters benchmarked to each of the above noted criteria are mine-specific.

Consistent with IAS 16 – Property, Plant and Equipment, paragraph 21, it is the Company’s policy to recognize in profit or loss any incidental income resulting from incidental operations occurring in connection with the construction and development of an item of property, plant and equipment.  During the development and construction of the Gualcamayo and Mercedes mines, the Company has not conducted any incidental operations that generated any incidental income in those locations.

Note 35 – Transition to IFRS, page 49

4.                                      We note that you do not address the mandatory exceptions, as set forth in paragraphs 14-17 and Appendix B of IFRS 1, which you applied upon the adoption of IFRS.  To the extent that your primary financial statements reflect the use of mandatory exceptions, please identify the items or class of items to which the exceptions were applied and describe the accounting principle that was used and how it was applied.  In addition and to the extent material, please qualitatively describe the effect on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions.  Refer to paragraph 23 of IFRS 1.

Response:

In transitioning from Canadian GAAP to IFRS, the Company has assessed the impact of the mandatory exceptions set forth in IFRS 1, which prohibit retrospective application of some aspects of other IFRSs.  These mandatory exceptions did not have any material effects on the Company’s consolidated financial statements on transition to IFRS.

Estimates

The Company’s estimates in accordance with IFRS at the date of transition, January 1, 2010, to IFRS were consistent with estimates made for the same date in accordance with Canadian GAAP. The Company did not identify any change in its estimates on the date of transition to IFRS, other than those related to a change in accounting policy.

For example, the re-measurement of decommissioning liabilities at liability-specific discount rates that have been applied under IFRS, which is explained in Note 35 – Transition to IFRS, Note (b) to the Reconciliation of Equity, on page 52, in the consolidated financial statements, was a change in the actual calculation of the estimate given specific guidance under IFRS with regard to discount rate while all other assumptions and estimates in the model to determine decommissioning and restoration liabilities remained the same.

The key sources of estimation uncertainties in the application of accounting policies under IFRS and Canadian GAAP include price estimates for provisional pricing in sales of mineral concentrate; mineral reserve estimates; assessment of impairment of mining interest and goodwill; asset lives, depletion and depreciation rates for property, plant and equipment and mineral interests; estimation of decommissioning and restoration costs and the timing of expenditures; income taxes and recoverability of potential deferred tax assets; inventory valuation; and accounting for acquisitions and contingencies.

De-recognition of Financial Assets and Financial Liabilities

The Company has not de-recognized any financial assets or financial liabilities in accordance with Canadian GAAP as a result of a transaction that occurred before the date of transition to IFRS; consequently, this mandatory exception had no effect on the Company’s consolidated financial statements on transition date.

Hedge Accounting

The Company had hedging relationships established under Canadian GAAP, which also qualified for hedge accounting under IFRS (IAS 39 – Financial Instruments – Measurement and Recognition) on the transition date.  The hedging documentation under IFRS was in place at the date of transition, and all the hedges designated under Canadian GAAP met the conditions of hedge accounting under IAS 39 – Financial Instruments: Recognition and Measurement, and no new hedges (that is, hedges not previously designated under Canadian GAAP) were recognized. Therefore, there was no change in the fair value of the derivatives.  In transitioning to IFRS, as there was no impact on transition, these hedging relationships were not deemed material for disclosure purposes.

Non-controlling Interests (“NCI”)

IFRS requires the application of the following requirements of IAS 27 – Consolidated and Separate Financial Statements, prospectively from the date of transition:

•                  total comprehensive income is attributed to the owners of the parent and to the NCI even if this results in the NCI having a deficit balance;

•                  accounting for changes in the parent’s ownership in a subsidiary that do not result in a loss of control; and

•                  accounting for a loss of control over a subsidiary and the related requirements of IFRS 5 – non-current Assets Held for Sale and Discontinued Operations.

The NCI reported by the Company on the transition date was related to the Agua de la Falda (“ADLF”) exploration project. There has been no significant business activity by ADLF that would affect total comprehensive income or would have resulted in the NCI going into a deficit balance.  There has been no change in ownership or control over ADLF since the formation of the subsidiary.  Accordingly, this mandatory exception had no effect on the Company’s consolidated financial statements at the transition date.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of this response letter.  Please direct all questions or comments regarding this letter to me at 416-504-0525 or to my colleague Christian Kurtz at 416-504-0524.

Very truly yours,

/s/ Adam M. Givertz

Adam M. Givertz

cc:           James Giugliano

Angela Halac

Securities and Exchange Commission

Charles Main

Sofia Tsakos

Yamana Gold Inc.

Christian Kurtz

Paul, Weiss, Rifkind, Wharton & Garrison LLP